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                                                       FOR IMMEDIATE RELEASE
                                                       ---------------------

                     CENDANT FILES REGISTRATION STATEMENT
                            FOR SHARES TO BE ISSUED
                        IN AMERICAN BANKERS ACQUISITION


                - CENDANT ALSO RECEIVES HART-SCOTT CLEARANCE
                      FOR AMERICAN BANKERS ACQUISITION -

Stamford, CT and Parsippany, NJ, February 20, 1998 - Cendant Corporation (NYSE:CD) announced today that it has filed with the Securities and Exchange Commission a registration statement for shares to be issued in connection with its previously announced offer to acquire American Bankers Insurance Group, Inc. (NYSE:ABI).

Cendant stated that while it is not yet required to do so, filing a registration statement at this time will enable the Company to expedite its acquisition of American Bankers following consummation of its pending tender offer.

Cendant has commenced a tender offer of $58 per share in cash for approximately
23.5 million shares of American Bankers, which together with shares Cendant owns will equal 51% of American Bankers outstanding shares. For the remainder of American Bankers' shares, Cendant will exchange, on a tax-free basis, shares of its common stock with a fixed value of $58.

In addition, Cendant announced that the waiting period under the Hart-Scott-Rodino Act has expired with respect to its offer to acquire American Bankers, further clearing the way for consummation of the transaction.

Investor Contact:          Media Contact:          or:
Laura P. Hamilton          Elliot Bloom            Jim Fingeroth/Roanne Kulakoff
Senior Vice President      Vice President          Kekst and Company
Corporate Communications   Public Relations
and Investor Relations     (973) 496-8414          (212) 521-4800
(203) 965-5114


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